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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.   20549

                                  FORM 12b-25
                                                        SEC FILE NUMBER
                                                            1-8403
                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE):
                                                          CUSIP NUMBER
                                                           292659 109

[x]     FORM 10-K AND FORM 10-KSB   [ ]    FORM 20-F        [ ]    FORM 11-K
[ ]     FORM 10-Q AND FORM 10QSB    [ ]    FORM N-SAR

FOR PERIOD ENDED:  FOR THE FISCAL YEAR ENDED JUNE 30, 1996
[ ]     TRANSITION REPORT ON FORM 10-K
[ ]     TRANSITION REPORT ON FORM 20-F
[ ]     TRANSITION REPORT ON FORM 11-K
[ ]     TRANSITION REPORT ON FORM 10-Q
[ ]     TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:
                                 -------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

                        ENERGY CONVERSION DEVICES, INC.

                             1675 West Maple Road
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           Address of Principal Executive Office (Street and Number)

                                Troy, MI 48084
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                            City, State and Zip Code

PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[x] (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company recently determined that a restatement of its fiscal year 1995 financial statements ("Restatement") was necessary. The Restatement has caused the preparation and audit of the Company's financial statements for the fiscal year ended June 30, 1996 to be delayed due to the impact of the Restatement on the 1996 financial statements. The Company is working diligently to complete the 1996 financial statements in view of the Restatement.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

              Roger John Lesinski           810               280-1900
        ------------------------------  -----------      ------------------
                    (Name)              (Area Code)      (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes         [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X]  Yes         [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Please See Attached Exhibit A.

                        ENERGY CONVERSION DEVICES, INC.
                ------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    September 27, 1996          By: /s/ Roger John Lesinski
         ------------------             ---------------------------------------
                                         Roger John Lesinski, General Counsel

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INSTRUCTION:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                   EXHIBIT A

         In view of the Restatement and the consequent delay in the completion of the Company's 1996 financial statements, the quantative change in results of operations from the corresponding period for the last fiscal year and any reflection in the earnings statements is not known at this time. However, it is anticipated that results of operations and earnings in the fiscal year ended June 30, 1996 will be unfavorable when compared to the restated results for the fiscal year ended June 30, 1995.